UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

 NetSolve, Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64115J106

(CUSIP Number)

 December 31, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person

          Craig S. Tysdal

     I.R.S. Identification No. of above person

          I.R.S. Employer Identification No.: N/A

2.     Check the Appropriate Box if a Member of a Group   (a)  [ ]
       (See Instructions)                                                                              (b)  [ ]

3.     SEC Use Only

4.     Citizenship or Place of Organization

United States                                    5. Sole Voting Power
Shares
Beneficially                                            856,800
Owned by
Each                                                6. Shared Voting Power
Reporting
Person                                                 0 Shares
With
                                                        7. Sole Dispositive Power

                                                             856,800 (1)

                                                         8. Shared Dispositive Power

                                                             0 Shares

9. Aggregate Amount Beneficially Owned by Each Reporting Person

856,800 (1)

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

        6.7%(2)

12.     Type of Reporting Person (See Instructions)

  Includes shares owned or subject to options currently exercisable or exercisable within 60 days held by Mr. Tysdal.

  Based on the 12,119,934 shares of Common Stock outstanding as of November 9, 2001, as reported in the Issuers Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and the 675,000 shares of Common Stock subject to options currently exercisable or exercisable within 60 days held by Mr. Tysdal.

IN

Item 1(a). Name of Issuer: NetSolve, Incorporated

Item 1(b). Address of Issuers Principal Executive Offices: 12331 Riata Trace Parkway, Austin, Texas 78727

Item 2(a). Name of Person Filing: Craig S. Tysdal. Mr. Tysdal is the President and Chief Executive Officer and a director of the Issuer. The person named in this paragraph is referred to herein as a "Reporting Person"

Item 2(b). Address of Principal Business Office or, if none, Residence: Mr. Tysdals principal business address is NetSolve, Incorporated, 12331 Riata Trace Parkway, Austin, Texas 78727.

Item 2(c). Citizenship: Mr. Tysdal is a United States citizen.

Item 2(d). Title or Class of Securities: Common Stock, $0.01 par value ("Common Stock").

Item 2(e). CUSIP Number: 64115J106

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned: Mr. Tysdal owns 181,800 shares of Common Stock and is the holder of options to purchase 675,000 shares of Common Stock, which options are currently exercisable or exercisable within 60 days. Therefore, the Reporting Person is deemed to be the beneficial owner of 856,800 shares of Common Stock.

(b) Percent of class: 6.7%. The foregoing percentage is calculated based on the 12,119,934 shares of Common Stock reported to be outstanding as of November 9, 2001, in the Quarterly Report on Form 10-Q of NetSolve, Incorporated for the quarter ending September 30, 2001. The 675,000 shares which are subject to options currently exercisable or exercisable within 60 days, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by the Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 856,800 (181,800 shares of Common Stock and 675,000 shares of Common Stock issuable upon the exercise of options currently exercisable or exercisable within 60 days).

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or to direct the disposition of: 856,800 (181,800 shares of Common Stock and 675,000 shares of Common Stock issuable upon the exercise of options currently exercisable or exercisable within 60 days).

(iv) Shared power to dispose or to direct the disposition of: 0 shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002.

/s/ Craig S. Tysdal

Craig S. Tysdal